
05056195


FRED'S
ARMACY
RECD S.E.C.
MAY 2 3 2005
1086
1-14565
A
sign for the
times.

Fred's Inc.

2004 ANNUAL REPORT

Founded in 1947, Fred's operates 588 discount general merchandise stores, including 25 franchised Fred's stores, mainly in the southeastern states. Fred's stores stock more than 12,000 frequently purchased items that address the everyday needs of its customers, including nationally recognized brand name products, proprietary Fred's label products, and lower-priced, off-brand products. The Company is headquartered in Memphis, Tennessee.


2
8
12
11
88
18
66
36
91
110
80
40
9
17

NUMBER OF COMPANY-OWNED AND FRANCHISED STORES BY STATE



FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts)

	Year ended January 29, 2005	January 31, 2004
Operating Data		
Net sales	$ 1,441,781	$ 1,302,650
Operating income	39,426	49,100
Net income	27,952	32,795
Net income per share - diluted	0.71	0.83
Weighted average shares outstanding - diluted	39,532	39,652
Balance Sheet Data		
Working capital	$ 203,582	$ 164,932
Total assets	465,224	408,793
Long-term debt (including capital leases)	24,212	7,289
Shareholders' equity	314,546	286,350
Long-term debt to equity	7.7%	2.5%

As discussed in Note 2 to the Consolidated Financial Statements, in fiscal 2004 we revised our method of accounting for leases to conform to GAAP as recently clarified by the Chief Accountant of the SEC in a February letter to the AICPA.


$1,500
1,200
900
600
300
0
Net Sales
(in millions)
00 01 02 03 04


12%
10
8
6
4
2
0
Comparable Store Sales Increase
00 01 02 03 04


$1.00
0.8
0.6
0.4
0.2
0
Net Income Per Share-Diluted
00 01 02 03 04


600
500
400
300
200
100
0
Number of Company-Owned Stores and Pharmacies
(end of period)
00 01 02 03 04


10,000
8,000
6,000
4,000
2,000
0
Selling Space (Square Footage)
(in thousands)
00 01 02 03 04


$200
150
100
50
0
Sales per Square Foot
00 01 02 03 04

Fiscal 2004 was a year of varied impacts for Fred's as we worked against both general industry challenges, which affected our entire sector, and internal changes specific to our own company. Using an old business definition of the word experience – experience being what you get when you did not get what you wanted – 2004 was a year of experiences. While there were many points of progress for us during the year, our overall performance – as seen in sales and earnings growth – was disappointing.

We know that earnings per share and sales are the figures that shape an evaluation of current performance, but they do not always reflect the positive developments taking place behind the scenes. We believe our new initiatives – in operations, structure and personnel – will lead Fred's through and beyond the difficulties that weighed on fiscal 2004 and, more than likely, will begin to gain real traction in the third and fourth quarters of 2005. The ongoing steps we are taking in the execution of our long-term strategies begin with the adoption of a universal measurement standard to drive contribution per square foot of selling space, along with substantial investments in technology upgrades and new applications. These two, matched with our prototype testing and the aggressive strengthening of our human resources program, represent what we think will be the foundation for Fred's return to strong gains in comparable stores sales and earnings as we drive future growth.

Financial Review

During 2004, Fred's top-line growth reflected primarily our new store expansion program and pharmacy department sales. Store sales in the general merchandising division did not hit plan and new-store performance, which in the past few years has exceeded our targets, hovered at plan throughout the year. We believe that the surge in energy cost, along with our internal decision to keep our capital focused in the home products area – as consumers were ratcheting down their disposable purchases and opting more for consumable and basic merchandise – were the keys to this performance. On the other hand, our pharmacy had another solid performance in spite of the challenges of labor shortages, margin pressures and limited opportunities for new pharmacy acquisitions.

Sales for 2004 increased 11% to $1.442 billion from $1.303 billion in fiscal 2003. The increase reflected 2.2% higher comparable store sales for the year and the ongoing growth in our store base and number of in-store pharmacies.

Net income for the year declined 15% to $28.0 million or $0.71 per diluted share from $32.8 million or $0.83 per diluted share for fiscal 2003. The decline reflected a slight slippage in our gross margin due to a product mix shift toward basic and consumable categories, which typically carry lower gross margins, and away from higher-margin apparel, home furnishings, and gifts, which are more discretionary in nature. Missed sales goals also affected our store-level operating efficiency, as staffing plans were based on the expectation of better sales performance. Additionally, higher corporate expenses were incurred in 2004 related to professional fees associated with Sarbanes-Oxley compliance, insurance costs, and fuel price increases affecting distribution costs.

Subsequent to year's end, the Office of the Chief Accountant of the Securities and Exchange Commission issued a letter to the American Institute of Certified Public Accountants expressing its views regarding certain operating lease accounting issues and their application under generally accepted accounting principles. After discussions with our Audit Committee and our current and previous independent registered public accounting firms, we re-visited our lease accounting and, like many other retail companies, are adjusting the way we account for leases to this interpretation. The aggregate effect of these changes, which are explained in more detail elsewhere in this report, reduced earnings per diluted share $0.01 in 2004 and resulted in a $0.02 downward restatement to earnings reported for 2003. The adjustments, however, did not have any impact on the overall cash flows of the Company.


Guaranteed
Fresh
Everyday!
MILK & DAIRY
Look what's
new at Fred's.

A NEW THRUST FOR FRED'S IS THE REFRIGERATED FOODS PROGRAM, WHICH ADDS A TOTALLY NEW MERCHANDISE CATEGORY AND GREATLY ENHANCES THE CONVENIENCE OF OUR STORES.

Store Expansion

A major driver of sales growth during 2004 was the opening of a record 81 new stores, topping the total of 79 stores opened in 2003 and continuing a strong expansion program that began in earnest in 2002. Taking into account the six stores we closed during the year, our chain increased to 563 Company-owned stores in 2004, pushing our selling space up 16% to almost 8.3 million square feet.

In addition to the continued growth of our chain in 2004, we began to implement other not-so-obvious strategies to improve the performance of our stores, including three programs designed to focus our efforts on improving sales and earnings growth. The first was our bonus compensation plan, which rewards both store and merchandising-level management for improvement in profit contribution per square foot. The second was the upgrading of our technology and human resources to support our growth. The third was the initiation of four new store prototypes and our refrigeration program. By analyzing traffic patterns and how we place our merchandise throughout our stores, we expect to draw customers further into the store, thereby maximizing the exposure of higher-margin merchandise. We are encouraged by the results of each of these programs and believe we will see significant results from them in the second half of 2005.

During the year, much of our store expansion efforts remained focused on the Southeast as we continued to expand the scale of operations in our second distribution center in Dublin, Georgia. By year's end, almost 300 stores were being supplied through that center, up 41% during 2004, and it continues to be central to our plans for new store openings in the coming year. We are very pleased with the way the Dublin distribution center has ramped up to support our growth in the southeastern part of our market.

Pharmacy Expansion

During 2004, we opened 19 new pharmacies and closed two, increasing our chain-wide total to 258. A key strategic element, our pharmacies have added a convenience factor to our merchandise mix that helps us hit a "sweet spot" between the dollar stores, which typically have limited merchandise selections, and the pharmacy chains, which usually cannot match the breadth of our non-pharmacy merchandise. Thus, our pharmacies continue to provide Fred's with a strong competitive differentiation, giving our customers more value and convenience, and building customer traffic and repeat trips. At the same time, they increase overall store sales, profits and contribution per square foot.

New Faces

During 2004, we continued to strengthen our merchandising team with the addition of James Fennema, a 30-year veteran of the retail industry who joined us in December as Executive Vice President and General Merchandise Manager. Jim brings to Fred's a wealth of retailing experience and impressive management credentials. Jim's experience and knowledge of markets and vendors make him an ideal choice to lead our merchandising efforts. At the end of last year, we named Dennis Curtis to the position of Executive Vice President – Store Operations. Dennis is a real asset for us and complements the strengths of our merchandising team. We are very excited about the impact he is having on our operations – his team received top grades in a recent independent study conducted on our stores' refrigeration program and store management.

I am happy to say that the new faces at Fred's go beyond our executive officers. We also have strengthened our Board recently with the addition of Mary McNabb and Gerald Thompson R.Ph., who were named to the Board in March. Their appointments increase the number of directors on Fred's Board to seven, five of whom are independent directors.

Both bring an important and diverse knowledge base to the Board, as well as fresh perspectives on the growth opportunities we pursue. Mary, with 32 years of experience in the retail industry, recently was appointed Chief


PHARMACY
FRED'S
Hometown Pharmacy
Make your shopping trip easy.

FEW OF FRED'S DOLLAR STORE COMPETITORS HAVE THE ADDED VALUE AND CONVENIENCE OF AN IN-STORE PHARMACY, WHICH HELPS MAKE FRED'S A ONE-STOP SHOPPING DESTINATION.

Executive Officer of Garden Ridge, a home-décor chain with annual sales of $435 million. Prior to accepting this position, she served as an Executive Vice President and a director of The Mowbray Group, a California-based retail consulting firm that specializes in problem-solving, cost reductions, importing, and inventory management. Jerry, with a 30-year career in pharmacy services, retired in July 2004 from Eckerd Corporation. At different times during his tenure there, he held primary operating responsibility for approximately 2,000 stores and, as Senior Vice President, he oversaw all of Eckerd's 2,800 pharmacies – which generated about $10 billion in annual sales.

Outlook

Although the past year was challenging, we draw encouragement from early progress we made on our initiatives in 2005. Looking ahead to the coming fiscal year, we believe we are better positioned to achieve our plan for 2005. One of the ways we intend to do this is by continuing a measured store and pharmacy expansion program. In fiscal 2005, we plan to open 60 to 65 new stores and add between 20 and 25 pharmacies to our chain. If we achieve the high end of these ranges, we'll see our selling space jump approximately 13%.

Another important roll-out for us in 2005 will be a new refrigerated foods program, which will add a totally new merchandise category for us and greatly enhance the convenience of our stores. In our view, this program will be a sound traffic generator, drawing customers into and through our stores to boost the visibility of our merchandise while lifting our average ticket. Our goal is to have this program operational throughout the chain by year's end. Equipped stores will qualify for the federal food stamp program, adding an important new source of sales dollars.

In 2005, we expect to see continued payback on key technology initiatives we have implemented. One of these was a new inventory allocation model to make sure we have the right goods in the right stores, which will not only benefit sales, but also will help control markdown levels and improve our cash position. This program is now underway and yielded its first significant results in the first quarter of 2005. Two other initiatives also completed in 2004 were the introduction of RFD (radio frequency device) technology to facilitate scanning in-store deliveries and correcting counts, and the upgrade of our point-of-sale equipment to handle government assistance cards. Both programs have shown they will meet or exceed the anticipated objectives.

We know customers have a choice in where they shop, and we think they will continue to prefer the retail blend we offer for that shopping trip, where speed, value and convenience are the drivers. A wide merchandise selection, low prices, stores that are quick and easy to navigate, and personalized service all add up to great value for our customers, as measured in terms of both time and dollars. We think this value equation – the basis for all the other things we do – will continue to make Fred's a "sign for the times" in 2005.



Thank you for your continued support.

Michael J. Hayes
Chief Executive Officer


Great selection,
great prices!

A WIDE ASSORTMENT OF ELECTRONICS FOR THE HOME HIGHLIGHTS THE GREAT SELECTION AND VALUE THAT FRED'S OFFERS CUSTOMERS THROUGHOUT THE STORE.

SELECTED FINANCIAL DATA

(in thousands, except per share amounts)

Our selected financial data set forth below should be read in connection with "Managements Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and notes thereto included elsewhere in the Annual Report.

	2004	2003[5]	2002[5]	2001[5]	2000[1,5]
Statement of Income Data:					
Net sales	$1,441,781	$1,302,650	$1,103,418	$ 910,831	$ 781,249
Operating income	39,426	49,100	41,487	31,022	25,373
Income before income taxes	38,633	48,702	41,284	29,411	22,147
Provision for income taxes	10,681	15,907	13,793	10,226	7,509
Net income	27,952	32,795	27,491	19,185	14,638
Net income per share:[2]					
Basic	0.71	0.85	0.72	0.54	0.44
Diluted	0.71	0.83	0.70	0.53	0.43
Cash dividend paid per share[2]	0.08	0.08	0.08	0.08	0.08
Selected Operating Data:					
Operating income as a percentage of sales	2.7%	3.8%	3.8%	3.4%	3.2%
Increase in comparable store sales [3]	2.2%	5.7%	11.2%	10.5%	9.2%[4]
Stores open at end of period	563	488	414	353	320
Balance Sheet Data (at period end):					
Total assets	$ 465,224	$ 408,793	$ 342,785	$ 281,986	$ 253,607
Short-term debt (including capital leases)	684	743	905	1,240	2,678
Long-term debt (including capital leases)	24,212	7,289	2,510	1,320	31,705
Shareholders' equity	314,546	286,350	247,433	216,295	157,519

[1] Results for 2000 include 53 weeks.

[2] Adjusted for the 5-for-4 stock split effected on June 18, 2001, the 3-for-2 stock split effected on February 1, 2002 and the 3-for-2 stock split effected on July 1, 2003.

[3] A store is first included in the comparable store sales calculation after the end of the twelfth-month following the store's grand opening month.

[4] The increase in comparable store sales for 2000 is computed on the same 53-week period as the prior year.

[5] As discussed in Note 2 to the consolidated financial statements, in fiscal 2004 we revised our method of accounting for leases to conform to GAAP as recently clarified by the Chief Accountant of the SEC in a February letter to the AICPA. A cumulative non-cash adjustment net of taxes was made to correct the accounting for rent expense (and related deferred rent liability) to include the impact of escalating rents for periods in which we are reasonably assured of exercising lease options and to reflect the accrual of contingent rent expense likely to be paid. We also corrected our calculation of depreciation expense for leasehold improvements for those leases to not exceed the lesser of the expected useful life or the initial lease term plus reasonably assured renewal terms, as applicable.

GENERAL ACCOUNTING PERIODS

The following information contains references to years 2004, 2003, and 2002, which represent fiscal years ending or ended January 29, 2005, January 31, 2004 and February 1, 2003, each of which was a 52-week accounting period. This discussion and analysis should be read with, and is qualified in its entirety by, the Consolidated Financial Statements and the notes thereto. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of a number of those set forth under "Cautionary Note Regarding Forward-Looking Statements" below and elsewhere in this report.

EXECUTIVE SUMMARY

In 2004, the Company continued the strategic growth direction to grow its store base. We opened 81 new stores and 19 new pharmacies in 2004. We closed six stores and two pharmacies during the year. The majority of the new store and pharmacy openings were in Alabama, Georgia, Florida, and South Carolina. The Company's second distribution center in Dublin, Georgia, which opened in April 2003, continued to service more stores. By the end of 2004, the Dublin distribution center was providing service to approximately 296 stores.

We continue to focus our merchandising and store direction on improving productivity of sales and contribution margin while maintaining a competitive differentiation within the $25 shopping trip. Our unique store format and strategy combine the attractive elements of a discount dollar store, drug store, and mass merchant. Our average customer transaction was approximately $18. In comparison, the discount dollar store averages $8 - $9 and chain drugs and mass merchants average in the range of $40 to $80 per transaction. Our stores operate equally well in rural and urban markets. Our everyday low pricing strategy is supplemented by 14 promotional circulars per year. Our pharmacy department enhances the convenience and assortment of our product selection and increases foot traffic.

The primary factors which historically have influenced the Company's profitability and success have been its growth in new stores and pharmacies, comparable store sales increases, and improving operating margin through better gross margins and leverage of operating costs. In 2004, the Company faced the challenges of the changing economy and rising fuel costs adversely affecting the low-to-middle income shopper. We experienced a product mix shift toward more basic and consumable product categories, which typically carry lower gross margins, and away from higher margin apparel, home furnishings, and gift products, which are more discretionary to the shopper. This product mix shift had an adverse effect on sales growth, gross margins and store operating expenses throughout most of the year. Through most of the year, inventory increased beyond planned levels in the product categories which experienced sales shifts. In the fourth quarter, the Company was successful in reducing inventory to the levels necessary to support new store growth. Additionally, increases in fuel prices negatively affected store supplies and utilities costs, freight costs of merchandise purchases, and distribution costs.

In 2005, the Company plans to open 60 to 80 new stores and 20 to 25 new pharmacies. The majority of the new stores and pharmacies will be in the territory of the Dublin distribution center. Selling square footage will grow in the range of 12% to 15% in 2005 with the planned store openings. The Company will expand its refrigerated foods program in 2005 with capital expenditures of approximately $10 million. We anticipate adding between five and 12 cooler doors in approximately 500 stores by the end of 2005.

Key factors that will be critical to the Company's future success include managing the growth strategy for new stores and pharmacies, including the ability to open and operate effectively, maintain high standards of customer service, maximizing efficiencies in the supply chain, controlling working capital needs through improved inventory turnover, and increasing the operating margin through improved gross profit margin and leveraging operating costs, and generating the adequate cash flow to fund the Company's expansion.

As we expand our chain and build the infrastructure necessary to support our planned growth, we also have placed continued focus on refining our store prototype and initiated programs to enhance the profitability of the selling space in our stores.

RESTATEMENT OF FINANCIAL STATEMENTS

On February 7, 2005, the Office of the Chief Accountant of the Securities and Exchange Commission issued a letter to the American Institute of Certified Public Accountants expressing its views regarding certain operating lease accounting issues and their application under generally accepted accounting principles ("GAAP"). In addition, a number of companies within the retail industry have announced adjustments to their financial statements related to lease accounting issues.

After discussions with its Audit Committee and its current and previous independent registered public accounting firms, the Company has re-evaluated its lease accounting practices. Like many other retail companies, the Company is correcting the way it accounts for leases, specifically the accounting for the amortization periods related to leasehold improvements, the accounting for contingent lease payments, and the straight-line accounting of lease payments.

Previously the Company had amortized its leasehold improvements over the estimated life of the asset. Management determined that the appropriate interpretation of the lease term under Statement of Financial Accounting Standards No. 13, "Accounting for Leases," ("SFAS 13") provides for an amortization period no longer than the sum of the fixed noncancellable term and any options where, at the inception of the lease, renewal is reasonably assured. Management determined that renewal of the majority of lease terms, associated with leasehold improvements whose useful lives included the option period, were not reasonably assured under paragraph 5 of SFAS 13. For locations where the amortization period of leasehold improvements exceeded the corresponding lease term and any reasonably assured renewal, the Company shortened the amortization of the leasehold improvements to coincide with the end of the lease term as defined by SFAS 13. Management determined that renewal was reasonably assured for lease terms following a current term in which significant leasehold improvements were made. These significant leasehold improvements were amortized through the following renewal period but not in excess of 120 months. The correction required the Company to adjust accumulated amortization of leasehold improvements and retained earnings in the consolidated balance sheets and to record additional amortization of leasehold improvement expense in selling, general and administrative expenses in the consolidated statements of income.

The Company had historically recorded contingent rent in the year in which the amounts were paid. Management analyzed Financial Accounting Standards, EITF 98-9, "Accounting for Contingent Rent," and determined that the Company should accrue payments which are probable for future contingent rents in the period they become probable. The correction required the Company to record additional deferred rent in current accrued expenses and to adjust retained earnings in the consolidated balance sheets, as well as restate rent expense in selling, general and administrative expenses in the consolidated statements of income.

Finally, the Company had historically recognized rent holiday periods on a straight-line basis over the original lease term commencing on the date of possession. During the evaluation it was noted, however, that there were additional leases with rent holidays that had not been accounted for on a straight-line basis. Leases not accounted for on this basis were corrected to properly recognize rent holiday periods. Management re-evaluated Financial Accounting Standards Board Technical Bulletin No. 85-3, "Accounting for Operating Leases with Scheduled Rent Increases," and determined that, consistent with the letter issued by the Office of the Chief Accountant, the lease term should include lease renewal options for which the Company would be penalized for non-renewal. The Company determined that the term penalty under paragraph 5(f) of SFAS 13 for non-renewal includes factors such as the addition of significant leasehold improvements which would be forfeited if a lease term were not renewed. The majority of the leases entered into by the Company do not include a penalty for which the renewal would be reasonably assured. The correction required the Company to record additional deferred rent in other accrued expenses and other long-term liabilities and to adjust retained earnings in the consolidated balance sheets, as well as to restate rent expense in selling, general and administrative expenses in the consolidated statements of income.

The cumulative effect of these corrections is a reduction to retained earnings of $4.3 million (net of taxes of $2.6 million) as of the beginning of fiscal 2002 and reductions to retained earnings of $7.0 million (net of taxes of $4.3 million) and $5.5 million (net of taxes of $3.3 million) as of January 2003 and 2002, respectively. These adjustments did not have any impact on the overall cash flows of the Company.

Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 2 identifies a number of circumstances that, because of their likely significant negative effect on internal control over financial reporting, are to be regarded as strong indicators that a material weakness in internal control over financial reporting exists, including the restatement of previously issued financial statements to reflect the correction of a misstatement. Management has evaluated the impact of the aforementioned restatement on the Company's assessment of its system of internal control over financial reporting and has concluded that the control deficiency that resulted in the incorrect lease accounting represented a material weakness in internal control over financial reporting as of January 29, 2005.

See Note 2 to the consolidated financial statements for a summary of the effects of this restatement on the Company's consolidated balance sheet as of January 31, 2004, as well as the Company's consolidated statement of income and cash flows for fiscal 2003 and 2002. The impact on previously reported quarterly results is discussed in Note 12 to the Consolidated Financial Statements. The accompanying discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations gives effect to these corrections.

CRITICAL ACCOUNTING POLICIES

The preparation of Fred's financial statements requires management to make estimates and judgments in the reporting of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. Our estimates are based on historical experience and on other assumptions that we believe are applicable under the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities that are not readily apparent from other sources. While we believe that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the consolidated financial statements, the Company cannot guarantee that the estimates and assumptions will be accurate under different conditions and/or assumptions. A summary of our critical accounting policies and related estimates and judgments, can be found in Note 1 to the consolidated financial statements and the most critical accounting policies are as follows:

Inventories. Warehouse inventories are stated at the lower of cost or market using the FIFO (first-in, first-out) method. Retail inventories are stated at the lower of cost or market as determined by the retail inventory method ("RIM"). Under RIM, the valuation of inventories at cost and the resulting gross margin are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that has been widely used in the retail industry due to its practicality. Also, it is recognized that the use of the RIM will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, initial markups, markdowns, and shrinkage, which significantly impact the ending inventory valuation at cost as well as resulting gross margin. These significant estimates, coupled with the fact that the RIM is an averaging process, can, under certain circumstances, produce distorted or inaccurate cost figures. Based upon our historical information we have not experienced any significant change in our cost valuation for the years 2004 and 2003. Management believes that the Company's RIM provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market. For pharmacy inventories, which are $35.1 million and $33.1 million at January 29, 2005 and January 31, 2004, respectively, cost was determined using the retail LIFO (last-in, first-out) method in which inventory cost are maintained using the RIM method, then adjusted by application of the Producer Price Index published by the U.S. Department of Labor for the cumulative annual periods. The current cost of inventories exceeded the LIFO cost by $9.7 million at January 29, 2005 and $7.8 million at January 31, 2004. The LIFO reserve increased by $1.9 million, $1.6 million, and $1.5 million, during 2004, 2003, and 2002, respectively.

Property and equipment. Property and equipment are carried at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Improvements to leased premises are amortized using the straight-line method over the shorter of the initial term of the lease or the useful life of the improvement. Leasehold improvements added late in the lease term are amortized over the shorter of the remaining term of the lease (including the upcoming renewal option, if the renewal is reasonably assured) or the useful life of the improvement, whichever is less. Gains or losses on the sale of assets are recorded at disposal as a component of operating income.

The following average estimated useful lives are generally applied:

	Estimated Useful Lives
Building and building improvements	8 - 30 years
Furniture, fixtures and equipment	3 - 10 years
Leasehold improvements	3 - 10 years or term of lease, if shorter
Automobiles and vehicles	3 - 5 years
Airplane	9 years

Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term (regardless of renewal options), if shorter, and the charge to earnings is included in depreciation expense in the consolidated financial statements.

In the fourth quarter of 2004, the Company changed the estimated lives of certain store fixtures from five to ten years. Based on the Company's historical experience, ten years is a closer approximation of the actual lives of these assets. The change in estimate is applied prospectively. Expenses for the fourth quarter of 2004 were favorably impacted by approximately $1.3 million ($.02 per diluted share) as a result of this change. The Company expects this change in estimate to have a positive effect on earnings across all four quarters of 2005.

Vendor rebates. The Company receives vendor rebates for achieving certain purchase or sales volume and receives vendor allowances to fund certain expenses. The Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16") is effective for arrangements with vendors initiated on or after January 1, 2003. EITF 02-16 addresses the accounting and income statement classification for consideration given by a vendor to a retailer in connection with the sale of the vendor's products or for the promotion of sales of the vendor's products. The EITF concluded that such consideration received from vendors should be reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as reimbursement of specific, identifiable incremental costs. The provisions of this consensus have been applied prospectively. The adoption of EITF 02-16 did not have a material impact on the Company's financial statements as a whole.

For vendor funding arrangements that were entered into prior to December 31, 2002 and have not been modified subsequently, the Company recognizes a reduction to selling, general and administrative expenses or cost of goods sold when earned. If these arrangements are modified in the future, the provisions of EITF 02-16 will apply and the effect may be material to the financial statements as a whole. One such arrangement is the Company's contract with our primary pharmaceutical wholesaler AmerisourceBergen Corporation ("Bergen"), which presently expires in 2006. Should the Company elect to renew the contract with Bergen prior to its expiration date, there could be a material impact on the Company's 2005 financial statements as a whole, because rebates subsequent to the renewal would initially reduce inventory-carrying values.

Insurance reserves. The Company is largely self-insured for workers compensation, general liability and medical insurance. The Company's liability for self-insurance is determined based on known claims and estimates for future claims cost and incurred but not reported claims. Estimates for future claims costs would include costs and other factors such as the type of injury or claim, required services by providers, healing time, age of claimant, case management costs, location of the claim, and governmental regulations. If future claim trends deviate from recent historical patterns, the Company may be required to record additional expense or expense reductions which could be material to the Company's results of operations. Additional insurance coverage exists for excessive or catastrophic claims.

RESULTS OF OPERATIONS

The following table provides a comparison of Fred's financial results for the past three years. In this table, categories of income and expense are expressed as a percentage of sales.

	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of goods sold [1]	71.9	71.8	72.4
Gross profit	28.1	28.2	27.6
Selling, general and administrative expenses [2]	25.4	24.5	23.8
Operating income	2.7	3.7	3.8
Interest expense, net	0.1	0.0	0.0
Income before taxes	2.6	3.7	3.8
Income taxes	0.7	1.2	1.3
Net income	1.9%	2.5%	2.5%

[1] Cost of goods sold includes various types of transportation and delivery costs incurred in connection with inventory purchases and distribution. These costs are included as a component of the overall cost of inventories and recognized as a cost of merchandise sold as inventory is sold.

[2] Costs incurred at the Company's distribution centers for receiving, warehousing and preparing product for delivery are expensed as incurred. These costs are included in selling, general and administrative expense.

FISCAL 2004 COMPARED TO FISCAL 2003

Sales

Net sales increased 10.7% ($139.1 million) in 2004. Approximately $111.6 million of the increase was attributable to a net addition of 81 new stores, and a net addition of 17 pharmacies during 2004, together with the sales of 74 store locations and 25 pharmacies that were opened or upgraded during 2003 and contributed a full year of sales in 2004. During 2004, the Company closed 6 stores and 2 pharmacy locations. Comparable store sales, consisting of sales from stores that have been open for more than one year, increased 2.2% in 2004 which accounted for $ 27.5 million in sales.

The Company's front store (non-pharmacy) sales increased approximately 10.9% over 2003 front store sales. Front store sales growth benefited from the above mentioned store additions and improvements, and sales increases in certain apparel categories such as ladies, girls, and infants & toddler apparel, food, beverages, tobacco, greeting cards, prepaid products, pets, lawn & garden, electronics, automotive, hardware and small appliances.

Fred's pharmacy sales were 32.6% of total sales in 2004 from 32.4% of total sales in 2003 and continues to rank as the largest sales category within the Company. The total sales in this department, including the Company's mail order operation, increased 11.6% over 2003, with third party prescription sales representing approximately 89% of total pharmacy sales, an increase from the 86% in the prior year. The Company's pharmacy sales growth continued to benefit from an ongoing program of purchasing prescription files from independent pharmacies and the addition of pharmacy departments in existing store locations.

Sales to Fred's 25 franchised locations decreased approximately $1.5 million in 2004 and represented 2.3% of the Company's total sales, as compared to 2.7% in 2003. The decrease in sales to franchised locations results primarily from the closing of one franchise store. It is anticipated that this category of business will continue to decline as a percentage of total Company sales since the Company has not added and does not intend to add any additional franchisees.

Gross Margin

Gross margin as a percentage of sales decreased to 28.1% in 2004 compared to 28.2% in 2003. The decrease in gross margin results primarily from a product mix shift during the third and fourth quarters of the year towards more basic and consumable product categories which typically have lower gross margins than other more discretionary categories such as apparel and home products. We believe a primary reason for this product mix shift was the impact of rising fuel prices on our low-to-middle income shopper. The impact of this product mix shift on the initial margin was approximately .3% for the year. This reduction was offset by the positive impact of better store shrinkage control.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were 25.4% of net sales in 2004 compared with 24.5% of net sales in 2003. The increase for the year results from labor expenses and occupancy costs in the stores, higher corporate professional fees associated with our Sarbanes-Oxley 404 internal control compliance work, insurance costs, and fuel price increases affecting distribution costs. During the fourth quarter the Company changed the estimated lives of certain store fixtures from five to ten years. This change resulted in the favorable impact on expenses by approximately $1.3 million.

Operating Income

Operating income decreased approximately $9.7 million or 19% to $39.4 million in 2004 from $49.1 million in 2003. Operating income as a percentage of sales was 2.7% in 2004 from 3.7% in 2003, due primarily to the above-mentioned increases in selling, general and administrative expenses.

Interest Expense, Net

Interest expense for 2004 totaled $0.8 million or 0.1% of sales) compared to expense of $0.4 million (less than 0.1% of sales) in 2003. The increase in interest expense were attributed to higher inventory levels throughout the year and to a lesser extent increases in the bank prime rate.

Income Taxes

The effective income tax rate decreased to 27.6% in 2004 from 32.7% in 2003. The lower tax rate for 2004 resulted primarily from realization of income tax credits that originated in 2003 and 2004 related to the Company's distribution center in Dublin, Georgia. These credits recognized in 2004 amounted to $1.7 million. These tax credits will continue to benefit the Company in future years.

State net operating loss carry-forwards are available to reduce state income taxes in future years. These carry-forwards total approximately $94.5 million for state income tax purposes and expire at various times during the period 2005 through 2024. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carry-forwards that can be utilized.

The Company's estimates of income taxes and the significant items resulting in the recognition of deferred tax assets and liabilities are described in Note 5 to the Consolidated Financial Statements and reflect the Company's assessment of future tax consequences of transactions that have been reflected in the Company's financial statements or tax returns for each taxing authority in which it operates. Actual income taxes to be paid could vary from these estimates due to future changes in income tax law or the outcome of audits completed by federal and state taxing authorities. We maintain income tax contingency reserves for potential assessments from the federal or other taxing authority. The reserves are determined based upon the Company's judgment of the probable outcome of the tax contingencies and are adjusted, from time to time, based upon changing facts and circumstances. Changes to the tax contingency reserve could materially affect the Company's future consolidated operating results in the period of change.

Net Income

Net income for 2004 was $28.0 million (or $0.71 per diluted share) or approximately 15% lower than the $32.8 million (or $0.83 per diluted share) reported in 2003.

FISCAL 2003 COMPARED TO FISCAL 2002

Sales

Net sales increased 18.1% ($199.2 million) in 2003. Approximately $138.6 million of the increase was attributable to a net addition of 74 new stores, upgraded stores, and a net addition of 25 pharmacies during 2003, together with the sales of 62 store locations and 14 pharmacies that were opened or upgraded during 2002 and contributed a full year of sales in 2003. During 2003, the Company closed two pharmacy locations. Comparable store sales, consisting of sales from stores that have been open for more than one year, increased 5.7% in 2003.

The Company's front store (non-pharmacy) sales increased approximately 20.5% over 2002 front store sales. Front store sales growth benefited from the above mentioned store additions and improvements, and solid sales increases in categories such as ladies, ladies accessories, missy, footwear, home furnishings, small appliances, photo supplies, prepaid products, stationery, electronics, and tobacco.

Fred's pharmacy sales were 32.4% of total sales in 2003, down from 33.2% of total sales in 2002 and continues to rank as the largest sales category within the Company. The total sales in this department, including the Company's mail order operation, increased 15.0% over 2002, with third party prescription sales representing approximately 85% of total pharmacy sales, the same percentage as the prior year. The Company's pharmacy sales growth continued to benefit from an ongoing program of purchasing prescription files from independent pharmacies and the addition of pharmacy departments in existing store locations.

Sales to Fred's 26 franchised locations decreased approximately $.5 million in 2003 and represented 2.7% of the Company's total sales, as compared to 3.2% in 2002. It is anticipated that this category of business will continue to decline as a percentage of total Company sales since the Company has not added and does not intend to add any additional franchisees.

Gross Margin

Gross margin as a percentage of sales increased to 28.2% in 2003 compared to 27.6% in 2002. The increase in gross margin is a result of higher initial markup, vendor slotting allowances, other vendor allowances and better control of shrinkage.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were 24.5% of net sales in 2003 compared with 23.8% of net sales in 2002. The increase for the year was attributed to costs associated with the Company's expansion of store and distribution facilities.

Operating Income

Operating income increased approximately $7.6 million or 19% to $49.1 million in 2003 from $41.5 million in 2002. Operating income as a percentage of sales was 3.7% in 2003 from 3.8% in 2002.

Interest Expense, Net

Interest expense for 2003 totaled $0.4 million (less than 0.1% of sales) compared to net interest expense of $0.2 million (less than 0.1% of sales) in 2002. The increase in interest expense was attributed to the Company's expansion program.

Income Taxes

The effective income tax rate decreased to 32.7% in 2003 from 33.4% in 2002, primarily due to realization of income tax credits in the amount of $.8 million related to empowerment zone and renewal communities, vesting of restricted stock previously granted to employees and state income tax planning that allowed utilization of $7.2 million of state operating losses that were previously reserved.

State net operating loss carry-forwards are available to reduce state income taxes in future years. These carry-forwards total approximately $57.5 million for state income tax purposes and expire at various times during the period 2004 through 2023. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carry-forwards that can be utilized.

Net Income

Net income for 2003 was $32.8 million (or $0.83 per diluted share) or approximately 19% higher than the $27.5 million (or $0.70 per diluted share) reported in 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal capital requirements include funding new stores and pharmacies, remodeling existing stores and pharmacies, maintenance of stores and distribution centers, and the ongoing investment in corporate information technology. Fred's primary sources of working capital have traditionally been cash flow from operations and borrowings under its credit facility. In June 2003 the Company raised proceeds of $5.5 million from the offering of 150,000 Company shares. In March 2002 the Company raised proceeds of $3.5 million from the offering of 98,756 Company shares. The Company had working capital of $203.6 million, $164.9 million, and $137.9 million at year-end 2004, 2003 and 2002, respectively. Working capital fluctuates in relation to profitability, seasonal inventory levels, net of trade accounts payable, and the level of store openings and closings. Working capital at year-end 2004 increased by approximately $38.7 million from 2003. The increase was primarily attributed to inventory purchased for new store openings scheduled for the first quarter of 2005. The Company plans to open 17 new stores and 6 new pharmacies during the first quarter of 2005.

Net cash flow provided by operating activities totaled $21.2 million in 2004, $36.2 million in 2003, and $43.7 million in 2002.

In fiscal 2004, cash was primarily used to increase inventories by approximately $37.6 million, or 15%, during the fiscal year. This increase is primarily attributable to our adding a net of 75 new stores, upgrading 30 stores and adding a net of 17 new pharmacies, as well as supporting the increase in comparable store sales. Accounts payable and accrued liabilities increased by $2.3 million due primarily to higher accrued expenses. Income taxes payable decreased by approximately $0.9 million.

In fiscal 2003, cash was primarily used to increase inventories by approximately $47.9 million during the fiscal year. This increase is primarily attributable to our adding a net of 74 new stores, upgrading 26 stores and adding a net of 25 new pharmacies, as well as supporting the improved comparable store sales. Accounts payable and accrued liabilities increased by $16.4 million due primarily to higher inventory purchases. Income taxes payable increased by approximately $0.9 million and the net deferred income tax liability increased by approximately $6.0 million primarily as a result of first-year depreciation allowance for income tax purposes.

Capital expenditures in 2004 totaled $34.6 million compared with $48.0 million in 2003 and $50.8 million in 2002. The 2004 capital expenditures included approximately $25.3 million for new stores and pharmacies, $1.8 million for upgrading existing stores, $5.0 million for the Memphis and Dublin distribution centers and $2.5 million for technology, corporate and other capital expenditures. The 2003 capital expenditures included approximately $23.2 million for new stores and pharmacies, $3.4 million for existing stores, $9.0 million related to the completion of the new Georgia distribution center that was completed in April 2004, $2.2 million for the Memphis distribution center and $10.2 million for technology, corporate and other capital expenditures. The 2002 capital expenditures included approximately $23.9 million for the new distribution center constructed in Dublin, Georgia. Expenditures totaling approximately $24.2 million were associated with upgraded, remodeled, or new stores and pharmacies. Approximately $2.7 million in expenditures related to technology upgrades, distribution center equipment, freight equipment, and capital maintenance. Cash used for investing activities also includes $2 million in 2004, $0.9 million in 2003, and $1.8 million in 2002 for the acquisition of customer lists and other pharmacy related items.

In 2005, the Company is planning capital expenditures totaling approximately $35.7 million. Expenditures are planned totaling $27.5 million for the upgrades, remodels, expansion of our refrigerated foods program, and new stores and pharmacies. Planned expenditures also include approximately $5.1 million for technology upgrades, approximately $3.1 million for distribution center equipment and capital maintenance. Technology upgrades in 2005 will be made in the areas of financial reporting software, stores POS systems, and pharmacy. In addition the Company also plans expenditures of $2.6 million in 2005 for the acquisition of customer lists and other pharmacy related items.

Cash and cash equivalents were $5.4 million at the end of 2004 compared to $4.7 million at year-end 2003. Short-term investment objectives are to maximize yields while minimizing company risk and maintaining liquidity. Accordingly, limitations are placed on the amounts and types of investments the Company can select.

On July 31, 2004, the Company and Union Planters Bank, N.A. ("Union Planters") entered into a new Revolving Loan and Credit Agreement (the "Agreement") to replace the April 3, 2000 Revolving Loan and Credit Agreement, as amended. The Agreement provides the Company with an unsecured revolving line of credit commitment of up to $40 million and bears interest at 1.5% below the prime rate or a LIBOR-based rate. Under the most restrictive covenants of the Agreement, the Company is required to maintain specified shareholders' equity (which was $260,338,000 at January 29, 2005) and net income levels. The Company is required to pay a commitment fee to the bank at a rate per annum equal to 0.15% on the unutilized portion of the revolving line commitment over the term of the Agreement. The term of the Agreement extends to July 31, 2006. There were $23.1 million and $5.5 million of borrowings outstanding under the Agreement at January 29, 2005 and January 31, 2004, respectively.

On June 28, 2004 the Company and Union Planters providing the credit facility entered into a Fourth Modification Agreement of the Revolving Loan and Credit Agreement to provide a temporary increase in commitment of $10 million and increasing the available credit line to $50 million. The term of the agreement was from June 28, 2004 until December 28, 2004. All terms, conditions and covenants remained in place for the Note and credit facility

On October 19, 2004 the Company and Union Planters providing the credit facility entered into a Fifth Modification Agreement of the Revolving Loan and Credit Agreement to provide a temporary increase of commitment of $10 million and increasing the available credit line to $60 million. The term of the agreement was from October 20, 2004 until December 15, 2004, superseding the expiration of the Fourth Modification. On

December 15, 2004, the available credit line reverted to $40 million. All terms, conditions and covenants remained in place for the Note and credit facility

On March 6, 2002, the Company filed a Registration Statement on Form S-3 registering 750,000 shares of Class A common stock. The common stock may be used from time to time as consideration in the acquisition of assets, goods, or services for use or sale in the conduct of our business. On March 22, 2002, the Company raised proceeds of $3.5 million from the offering of 148,134 shares. On June 6, 2003, the Company raised proceeds of $5.5 million from the offering of 225,000 shares. On September 3, 2003, the Company sold 75,000 shares in common stock for $2.6 million with the intention of purchasing an airplane. Later, the Company decided not to purchase the airplane, whereupon the Company purchased and retired $2.6 million of common stock from the CEO. A Limited Liability Company (LLC) of which the CEO is the sole member purchased the airplane for $4.7 million. The Company entered into a dry lease agreement with the LLC for its usage at the annualized rate of 2.5%. On December 30, 2003, the Company purchased the LLC for $4.7 million. As of January 29, 2005, the Company has 301,866 shares of Class A common stock available to be issued from the March 6, 2002 Registration Statement.

The Company believes that sufficient capital resources are available in both the short-term and long-term through currently available cash, cash generated from future operations and, if necessary, the ability to obtain additional financing.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet financing arrangements.

EFFECTS OF INFLATION AND CHANGING PRICE

The Company believes that inflation and/or deflation had a minimal impact on its overall operations during fiscal years 2004, 2003 and 2002.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

As discussed in Note 6 to the consolidated financial statements, the Company leases certain of its store locations under noncancelable operating leases expiring at various dates through 2029. Many of these leases contain renewal options and require the Company to pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. In addition, the Company leases various equipment under noncancelable operating leases and certain transportation equipment under capital leases.

The following table summarizes the Company's significant contractual obligations as of January 29, 2005, which excludes the effect of imputed interest:

(Dollars in thousands)	Payments due by period				
Contractual Obligations	Total	< 1 yr	1-3 yrs	3-5 yrs	>5 yrs
Capital Lease obligations [1]	$ 1,957	$ 814	$ 1,014	$ 129	$ -
Revolving loan [2]	23,098	-	23,098	-	-
Operating leases [3]	165,678	37,514	62,537	34,591	31,036
Inventory purchase obligations [4]	136,513	131,565	4,948	-	
Industrial revenue bonds [5]	34,587	-	-	-	34,587
Miscellaneous financing	101	18	44	39	-
Total Contractual Obligations	$ 361,934	$ 169,911	$ 91,641	$ 34,759	$ 65,623

[1] Capital lease obligations include related interest.

[2] Revolving loan represents principle maturity for the Company's revolving credit agreement and does not include interest.

[3] Operating leases are described in Note 6 to the Consolidated Financial Statements

[4] Inventory purchase obligations represent open purchase orders and any outstanding purchase commitments as of January 29, 2005.

[5] Industrial revenue bonds are described in Note 4 to the Consolidated Financial Statements.

As discussed in Note 10 to the consolidated financial statements, the Company had commitments approximating $12.6 million at January 29, 2005 on issued letters of credit, which support purchase orders for merchandise. Additionally, the Company had outstanding letters of credit aggregating $9.1 million at January 29, 2005 utilized as collateral for their risk management programs.

The Company financed the construction of its Dublin, Georgia distribution center with taxable industrial development revenue bonds issued by the City of Dublin and County of Laurens development authority. The Company purchased 100% of the bonds and intends to hold them to maturity, effectively financing the construction with internal cash flow. The Company has offset the investment in the bonds ($34.6 million) against the related liability and neither is reflected in the consolidated balance sheet.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB published FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)" or the "Statement"). SFAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

SFAS 123(R) specifies that the fair value of an employee stock option must be based on an observable market price or, if an observable market price is not available, the fair value must be estimated using a valuation technique meeting specific criteria established in the statement.

In accordance with recent SEC rules, the statement is effective for public companies at the beginning of the first annual period beginning after June 15, 2005 (the first quarter of fiscal 2006 for the Company), with early adoption permitted. The Statement will have no impact on the Company's overall financial position. The impact of this Statement on the Company's results of operations in fiscal 2006 and beyond could be significant and will depend upon various factors, among them being future compensation strategies. The impact of adoption of this Statement cannot be predicted at this time because it will depend on levels of share based payments granted in the future. The pro-forma compensation costs presented in Note 1 to the Consolidated Financial Statements and in prior filings for the Company have been calculated using a Black-Scholes option pricing model and may not be indicative of amounts which should be expected in future years. As of the date of this filing, the Company has not determined which option-pricing model is most appropriate for future option grants or which method of adoption the Company will apply.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). The purpose of this statement is to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs and waste material. ARB No. 43 stated that under some circumstances these costs may be so abnormal that they are required to be treated as current period costs. SFAS 151 requires that these costs be treated as current period costs regardless if they meet the criteria of "so abnormal." The provisions of SFAS 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Although the Company will continue to evaluate the application of SFAS 151, management does not believe adoption will have a material impact on its results of operations or financial position.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29" ("SFAS 153"). SFAS 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier application permitted. Although the Company will continue to evaluate the application of SFAS 153, management does not believe adoption will have a material impact on its results of operations or financial position.

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	For the Years Ended		
	January 29, 2005	January 31, 2004	February 1, 2003
		(as restated, see Note 2)	(as restated, see Note 2)
Net sales	$ 1,441,781	$ 1,302,650	$ 1,103,418
Cost of goods sold	1,036,474	934,665	798,441
Gross profit	405,307	367,985	304,977
Depreciation and amortization	28,148	26,709	21,897
Selling, general and administrative expenses	337,733	292,176	241,593
Operating income	39,426	49,100	41,487
Interest income	(10)	(45)	(264)
Interest expense	803	443	467
Income before income taxes	38,633	48,702	41,284
Income taxes	10,681	15,907	13,793
Net income	$ 27,952	$ 32,795	$ 27,491
Net income per share			
Basic	$ 0.71	$ 0.85	$ 0.72
Diluted	$ 0.71	$ 0.83	$ 0.70
Weighted average shares outstanding			
Basic	39,252	38,754	38,255
Diluted	39,532	39,652	39,251

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands, except for number of shares)

	January 29, 2005	January 31, 2004
		(as restated, see Note 2)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,365	$ 4,741
Inventories	275,365	239,748
Receivables, less allowance for doubtful accounts of $629 and $1,437, respectively	19,449	20,070
Other non-trade receivables	11,821	3,861
Prepaid expenses and other current assets	6,967	4,094
Total current assets	318,967	272,514
Property and equipment, at depreciated cost	139,302	130,476
Equipment under capital leases, less accumulated amortization of $3,722, and $3,169, respectively	1,245	1,798
Other noncurrent assets, net	5,710	4,005
Total assets	$ 465,224	$ 408,793
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 70,503	$ 74,799
Current portion of indebtedness	18	18
Current portion of capital lease obligations	666	725
Accrued expenses and other	26,708	20,422
Deferred income taxes	17,490	10,688
Income taxes payable	-	930
Total current liabilities	115,385	107,582
Long-term portion of indebtedness	23,181	5,603
Deferred income taxes	7,701	4,397
Long-term portion of capital lease obligations	1,031	1,686
Other noncurrent liabilities	3,380	3,175
Total liabilities	150,678	122,443
Commitments and contingencies (Notes 6 and 10)		
Shareholders' equity:		
Preferred stock, nonvoting, no par value, 10,000,000 shares authorized, none outstanding	-	-
Preferred stock, Series A junior participating nonvoting, no par value, 224,594 shares authorized, none outstanding	-	-
Common stock, Class A voting, no par value, 60,000,000 shares authorized, 39,692,091 shares and 39,105,639 shares respectively	132,511	126,430
Common stock, Class B nonvoting, no par value, 11,500,000 shares authorized, none outstanding	-	-
Retained earnings	184,732	159,920
Unearned compensation	(2,697)	-
Total shareholders' equity	314,546	286,350
Total liabilities and shareholders' equity	$ 465,224	$ 408,793

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands, except share and per share amounts)

	Common Stock		Retained	Deferred	
	Shares	Amount	Earnings	Compensation	Total
Balance, February 2, 2002 (as previously reported)	38,041,668	$ 110,508	$ 108,462	$ (63)	$ 218,907
Cumulative effect of restatement on prior years (see note 2)	-	-	(2,612)	-	(2,612)
Balance, February 2, 2002 (as restated, see note 2)	38,041,668	$ 110,508	$ 105,850	$ (63)	$ 216,295
Cash dividends paid ($.08 per share)	-	-	(3,089)	-	(3,089)
Issuance of restricted stock	1,125	19	-	(19)	-
Amortization of unearned compensation	-	-	-	54	54
Other issuances	151,083	3,592	-	-	3,592
Exercises of stock options	316,012	1,684	-	-	1,684
Income tax benefit on exercise of stock options	-	1,406	-	-	1,406
Net income (as restated, see note 2)	-	-	27,491	-	27,491
Balance, February 1, 2003	38,509,888	$ 117,209	$ 130,252	$ (28)	$ 247,433
Cash dividends paid ($.08 per share)	-	-	(3,127)	-	(3,127)
Issuance of restricted stock	1,406	7	-	-	7
Amortization of unearned compensation	-	-	-	28	28
Other issuances	304,167	8,110	-	-	8,110
Other cancellation	(75,000)	(2,646)	-	-	(2,646)
Exercises of stock options	365,178	2,276	-	-	2,276
Income tax benefit on exercise of stock options	-	1,474	-	-	1,474
Net income (as restated, see note 2)	-	-	32,795	-	32,795
Balance, January 31, 2004	39,105,639	$ 126,430	$ 159,920	$ -	$ 286,350
Cash dividends paid ($.08 per share)	-	-	(3,140)	-	(3,140)
Issuance of restricted stock	175,969	2,807	-	(2,807)	-
Amortization of unearned compensation	-	-	-	110	110
Other cancellation	(12)	-	-	-	-
Exercises of stock options	410,495	2,297	-	-	2,297
Income tax benefit on exercise of stock options	-	977	-	-	977
Net income	-	-	27,952	-	27,952
Balance, January 29, 2005	39,692,091	$ 132,511	$ 184,732	$ (2,697)	$ 314,546

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Years Ended		
	January 29, 2005	January 31, 2004 (as restated, see Note 2)	February 1, 2003 (as restated, see Note 2)
Cash flows from operating activities:			
Net income	$ 27,952	$ 32,795	$ 27,491
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	28,148	26,709	21,897
Provision for uncollectible receivables	(808)	462	318
LIFO reserve increase	1,942	1,640	1,535
Deferred income tax expense	10,106	5,992	11,864
Amortization of unearned compensation	110	28	54
Income tax benefit upon exercise of stock options	977	1,474	1,406
(Increase) decrease in operating assets:			
Receivables	(3,291)	(5,992)	(3,014)
Inventories	(37,559)	(47,882)	(31,424)
Other assets	(7,614)	3,668	(365)
Increase (decrease) in operating liabilities:			
Accounts payable and accrued expenses	2,250	16,428	20,323
Income taxes payable	(930)	930	(6,778)
Other noncurrent liabilities	(55)	(14)	400
Net cash provided by operating activities	21,228	36,238	43,707
Cash flows from investing activities:			
Capital expenditures	(34,619)	(48,020)	(50,835)
Asset acquisition(primarily intangibles)	(2,006)	(916)	(1,844)
Net cash used in investing activities	(36,625)	(48,936)	(52,679)
Cash flows from financing activities:			
Payments of indebtedness and capital lease obligations	(734)	(883)	(855)
Proceeds from revolving line of credit, net of payments	17,598	5,500	-
Proceeds from public offering, net of expenses	-	8,110	3,535
Repurchase of shares	-	(2,646)	-
Proceeds from exercise of stock options	2,297	2,276	1,684
Dividends	(3,140)	(3,127)	(3,089)
Net cash provided by financing activities	16,021	9,230	1,275
Increase (decrease) in cash and cash equivalents	624	(3,468)	(7,697)
Cash and cash equivalents:			
Beginning of year	4,741	8,209	15,906
End of year	$ 5,365	$ 4,741	$ 8,209
Supplemental disclosures of cash flow information:			
Interest paid	$ 757	$ 417	$ 180
Income taxes paid	$ 6,400	$ 7,600	$ 7,300
Non-cash investing and financing activities:			
Assets acquired through capital lease obligations	$ -	$ -	$ 1,585
Common stock issued for business acquisition	$ -	$ -	$ 57

See accompanying notes to consolidated financial statements.

(in thousands, except share and per share amounts)

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business. The primary business of Fred's, Inc. and subsidiaries (the "Company") is the sale of general merchandise through its retail discount stores and full service pharmacies. In addition, the Company sells general merchandise to its 25 franchisees. As of January 29, 2005, the Company had 563 retail stores and 258 pharmacies located in 14 states mainly in the Southeastern United States.

Consolidated financial statements. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated.

Fiscal year. The Company utilizes a 52 - 53 week accounting period which ends on the Saturday closest to January 31. Fiscal years 2004, 2003, and 2002, as used herein, refer to the years ended January 29, 2005, January 31, 2004, and February 1, 2003, respectively.

Use of estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates and such differences could be material to the financial statements.

Cash and cash equivalents. Cash on hand and in banks, together with other highly liquid investments which are subject to market fluctuations and having original maturities of three months or less, are classified as cash equivalents. Included in accounts payable are outstanding checks in excess of funds on deposit, which totaled $17,851 at January 29, 2005 and $25,111 at January 31, 2004.

Allowance for doubtful accounts. The Company is reimbursed for drugs sold by its pharmacies by many different payors including insurance companies, Medicare and various state Medicaid programs. The Company estimates the allowance on a payor-specific basis, given its interpretation of the contract terms or applicable regulations. However, the reimbursement rates are often subject to interpretations that could result in payments that differ from the Company's estimates. Additionally, updated regulations and contract negotiations occur frequently, necessitating the Company's continual review and assessment of the estimation process. Senior management reviews accounts receivable on a quarterly basis to determine if any receivables are potentially uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in our overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance account.

Inventories. Warehouse inventories are stated at the lower of cost or market using the FIFO (first-in, first-out) method. Retail inventories are stated at the lower of cost or market as determined by the retail inventory method ("RIM"). Under RIM, the valuation of inventories at cost and the resulting gross margin are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that has been widely used in the retail industry due to its practicality. Also, it is recognized that the use of the RIM will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, initial markups, markdowns, and shrinkage, which significantly impact the ending inventory valuation at cost as well as resulting gross margin. These significant estimates, coupled with the fact that the RIM is an averaging process, can, under certain circumstances, produce distorted or inaccurate cost figures. Management believes that the Company's RIM provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market.

For pharmacy inventories, which are $35,105 and $33,129 at January 29, 2005 and January 31, 2004, respectively, cost was determined using the RIM LIFO (last-in, first-out) method in which inventory costs are maintained using the RIM, then adjusted by application of the producer price index published by the U.S. Department of Labor for the cumulative annual periods. The current cost of pharmacy inventories exceeded the LIFO cost by $9,720 at January 29, 2005 and $7,778 at January 31, 2004. The LIFO reserve increased by $1,942, $1,640, and $1,535, during 2004, 2003, and 2002, respectively.

(in thousands, except share and per share amounts)

Property and equipment. Property and equipment are carried at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Improvements to leased premises are amortized using the straight-line method over the shorter of the initial term of the lease or the useful life of the improvement. Leasehold improvements added late in the lease term are amortized over the shorter of the remaining term of the lease (including the upcoming renewal option, if the renewal is reasonably assured) or the useful life of the improvement, whichever is lesser. Gains or losses on the sale of assets are recorded at disposal. The following average estimated useful lives are generally applied:

	Estimated Useful Lives
Building and building improvements	8 - 30 years
Furniture, fixtures and equipment	3 - 10 years
Leasehold improvements	3 - 10 years or term of lease, if shorter
Automobiles and vehicles	3 - 5 years
Airplane	9 years

Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term (regardless of renewal options), if shorter, and the charge to earnings is included in depreciation expense in the consolidated financial statements.

Leases. Certain operating leases include rent increases during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the term of the lease (which includes the pre-opening period of construction, renovation, fixturing and merchandise placement) and records the difference between the amounts charged to operations and amounts paid as a rent liability. Rent is recognized on a straight-line basis over the lease term, which includes any rent holiday period. Some of our leases provide for contingent rent payments. The Company accrues for contingent rents in the period they become probable.

The Company occasionally receives reimbursements from landlords to be used towards construction of the store the Company intends to lease. The reimbursement is primarily for the purpose of performing work required to divide a much larger location into smaller segments, one of which the Company will use for its store. This work could include the addition of demising walls, separation of plumbing, utilities, electric work, entrances (front and back) and other work as required. Leasehold improvements are recorded at their gross costs including items reimbursed by landlords. The reimbursements are initially recorded as a deferred credit and then amortized as a reduction of rent expense over the initial lease term (see Note 2).

Impairment of Long-lived assets. The Company's policy is to review the carrying value of all long-lived assets annually and whenever events or changes indicate that the carrying amount of an asset may not be recoverable. The Company adjusts the net book value of the underlying assets if the sum of expected future cash flows is less than the book value. The adjustment is computed as the difference between estimated fair value and net book value. Assets to be disposed of are adjusted to the fair value less the cost to sell if less than the book value. Based upon the Company's review as of January 29, 2005 and January 31, 2004, no material adjustments to the carrying value of such assets were necessary.

Vendor rebates and allowances. The Company receives vendor rebates for achieving certain purchase or sales volume and receives vendor allowances to fund certain expenses. The Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16") is effective for arrangements with vendors initiated on or after January 1, 2003. EITF 02-16 addresses the accounting and income statement classification for consideration given by a vendor to a retailer in connection with the sale of the vendor's products or for the promotion of sales of the vendor's products. The EITF concluded that such consideration received from vendors should be reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as reimbursement of specific, identifiable incremental costs. The provisions of this consensus have been applied prospectively. The adoption of EITF 02-16 did not have a material impact on the Company's financial statements as a whole.

For vendor funding arrangements that were entered into prior to December 31, 2002 and have not been modified subsequently, the Company recognizes a reduction to selling, general and administrative expenses or cost of goods

(in thousands, except share and per share amounts)

sold when earned. If these arrangements are modified in the future, the provisions of EITF 02-16 will apply and the effect may be material to the financial statements as a whole.

Selling, general and administrative expenses. The Company includes buying, warehousing, distribution, depreciation and occupancy costs in selling, general and administrative expenses.

Advertising. The Company charges advertising, including production costs, to expense on the first day of the advertising period. Advertising expense for 2004, 2003, and 2002, was $18,084, $16,956, and $14,124, respectively.

Preopening costs. The Company charges to expense the preopening costs of new stores as incurred. These costs are primarily labor to stock the store, preopening advertising, store supplies and other expendable items.

Revenue Recognition. The Company markets goods and services through Company owned stores and 25 franchised stores as of January 29, 2005. Net sales includes sales of merchandise from Company owned stores, net of returns and exclusive of sales taxes. Sales to franchised stores are recorded when the merchandise is shipped from the Company's warehouse. Revenues resulting from layaway sales are recorded upon delivery of the merchandise to the customer. In addition, the Company charges the franchised stores a fee based on a percentage of their purchases from the Company. These fees represent a reimbursement for use of the Fred's name and other administrative costs incurred on behalf of the franchised stores and are therefore netted against selling, general and administrative expenses. Total franchise income for 2004, 2003, and 2002 was $1,869, $1,964, and $2,016, respectively.

Other intangible assets. Other identifiable intangible assets, which are included in other noncurrent assets, primarily represent customer lists associated with acquired pharmacies and are being amortized on a straight-line basis over five years. During 2002 the Company issued 2,949 shares for pharmacy acquisitions. Intangibles, net of accumulated amortization, totaled $4,115 at January 29, 2005,and $3,913 at January 31, 2004. Accumulated amortization at January 29, 2005 and at January 31, 2004 totaled $10,686 and $8,882, respectively. Amortization expense for 2004, 2003, and 2002, was $1,804, $1,664, and $1,945, respectively. Estimated amortization expense for each of the next 5 years is as follows: 2005 - $1,630, 2006 - $1,148, 2007 - $761, 2008- $435, and 2009 - $141.

Financial instruments. At January 29, 2005, the Company did not have any outstanding derivative instruments. The recorded value of the Company's financial instruments, which include cash and cash equivalents, receivables, accounts payable and indebtedness, approximates fair value. The following methods and assumptions were used to estimate fair value of each class of financial instrument: (1) the carrying amounts of current assets and liabilities approximate fair value because of the short maturity of those instruments and (2) the fair value of the Company's indebtedness is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities.

Insurance reserves. The Company is largely self-insured for workers compensation, general liability and medical insurance. The Company's liability for self-insurance is determined based on known claims and estimates for future claims cost and incurred but not reported claims. Estimates for future claims costs would include costs and other factors such as the type of injury or claim, required services by providers, healing time, age of claimant, case management costs, location of the claim, and governmental regulations. If future claim trends deviate from recent historical patterns, the Company may be required to record additional expense or expense reductions which could be material to the Company's results of operations.

Stock-based compensation. The Company grants stock options having a fixed number of shares and an exercise price equal to the fair value of the stock on the date of grant to certain executive officers, directors and key employees. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Under APB No. 25, compensation expense is generally not recognized for plans in which the exercise price of the stock options equals the market price of the underlying stock on the date of grant and the number of shares subject to exercise is fixed. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value

(in thousands, except share and per share amounts)

at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123 "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," net income and earnings per share would have been reduced to the pro forma amounts indicated in the following table.

	2004	2003[1]	2002[1]
Net income			
As reported	$ 27,952	$ 32,795	$ 27,491
Less pro forma effect of stock option grants	838	900	330
Pro forma	$ 27,114	$ 31,895	$ 27,161
Basic earnings per share			
As reported	$ 0.71	$ 0.85	$ 0.72
Pro forma	0.69	0.82	0.71
Diluted earnings per share			
As reported	0.71	0.83	0.70
Pro forma	0.69	0.80	0.69

[1] As restated, see Note 2 to the Consolidated Financial Statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123R establishes standards that require companies to record the cost resulting from all share-based payment transactions using the fair value method. Transition under SFAS No. 123R requires using a modified version of prospective application under which compensation costs are recorded for all unvested share-based payments outstanding or a modified retrospective method under which all prior periods impacted by SFAS No. 123 are restated. SFAS No. 123R is effective for the Company on January 29, 2006, with early adoption permitted. The Company intends to adopt SFAS No. 123R in 2006.

The Company also periodically awards restricted stock having a fixed number of shares at a purchase price that is set by the Compensation Committee of the Company's Board of Directors, which purchase price may be set at zero, to certain executive officers, directors and key employees. The Company also accounts for restricted stock grants in accordance with APB No. 25 and related interpretations. Under APB No. 25, the Company calculates compensation expense as the difference between the market price of the underlying stock on the date of grant and the purchase price, if any, and recognizes such amount on a straight-line basis over the period in which the restricted stock award is earned by the recipient. The Company recognized compensation expense relating to its restricted stock awards of approximately $110, $28, and $54, in 2004, 2003, and 2002, respectively. (See Note 8 for further disclosure relating to stock incentive plans).

Income taxes. The Company reports income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the asset and liability method is used for computing future income tax consequences of events, which have been recognized in the Company's consolidated financial statements or income tax returns. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities.

Business segments. The Company operates in a single reportable operating segment.

Comprehensive income. Comprehensive income does not differ from the consolidated net income presented in the consolidated statements of income.

Reclassifications. Certain prior year amounts have been reclassified to conform to the 2004 presentation.

Recent Accounting Pronouncements. In December 2004, the FASB published FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)" or the "Statement"). SFAS 123(R) requires that the compensation cost

(in thousands, except share and per share amounts)

relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

SFAS 123(R) specifies that the fair value of an employee stock option must be based on an observable market price or, if an observable market price is not available, the fair value must be estimated using a valuation technique meeting specific criteria established in the statement.

In April 2005, the Securities and Exchange Commission ("SEC") announced the adoption of a new rule that delays the compliance date for the adoption of SFAS No. 123R. The SEC's new rule will allow implementation at the beginning of the next fiscal year that begins after June 15, 2005, with early adoption permitted. The Company intends to adopt SFAS No. 123R in 2006. The Statement will have no impact on the Company's overall financial position. The impact of this Statement on the Company's results of operations in fiscal 2006 and beyond could be significant and will depend upon various factors, among them being future compensation strategies. The impact of adoption of this Statement cannot be predicted at this time because it will depend on levels of share based payments granted in the future. The pro-forma compensation costs presented in Note 1 to the Consolidated Financial Statements and in prior filings for the Company have been calculated using a Black-Scholes option pricing model and may not be indicative of amounts which should be expected in future years. As of the date of this filing, the Company has not determined which option-pricing model is most appropriate for future option grants or which method of adoption the Company will apply.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). The purpose of this statement is to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs and waste material. ARB No. 43 stated that under some circumstances these costs may be so abnormal that they are required to be treated as current period costs. SFAS 151 requires that these costs be treated as current period costs regardless if they meet the criteria of "so abnormal." The provisions of SFAS 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Although the Company will continue to evaluate the application of SFAS 151, management does not believe adoption will have a material impact on its results of operations or financial position.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29" ("SFAS 153"). SFAS 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier application permitted. Although the Company will continue to evaluate the application of SFAS 153, management does not believe adoption will have a material impact on its results of operations or financial position.

NOTE 2 – RESTATEMENT OF FINANCIAL STATEMENTS

On February 7, 2005, the Office of the Chief Accountant of the Securities and Exchange Commission issued a letter to the American Institute of Certified Public Accountants expressing its views regarding certain operating lease accounting issues and their application under generally accepted accounting principles ("GAAP"). In addition, a number of companies within the retail industry have announced adjustments to their financial statements related to lease accounting issues.

After discussions with its Audit Committee and its current and previous independent registered public accounting firms, the Company has re-evaluated its lease accounting practices. Like many other retail companies, the Company is correcting the way it accounts for leases, specifically the accounting for the amortization periods related to leasehold improvements, the accounting for contingent lease payments, and the straight-line accounting of lease payments.

Previously the Company had amortized its leasehold improvements over the estimated life of the asset. Management determined that the appropriate interpretation of the lease term under Statement of Financial Accounting Standards No. 13, "Accounting for Leases," ("SFAS 13") provides for an amortization period no longer than the sum of the fixed noncancellable term and any options where, at the inception of the lease, renewal is reasonably assured. Management determined that renewal of the majority of lease terms, associated with leasehold improvements whose useful lives included the option period, were not reasonably assured under paragraph 5 of SFAS 13. For locations where the amortization period of leasehold improvements exceeded the corresponding lease term and any reasonably assured renewal, the Company shortened the amortization of the leasehold improvements to coincide with the end of the lease term as defined by SFAS 13. Management determined that renewal was reasonably assured for lease terms following a current term in which significant leasehold improvements were made. These significant leasehold improvements were amortized through the following renewal period but not in excess of 120 months. The correction required the Company to adjust accumulated amortization of leasehold improvements and retained earnings in the consolidated balance sheets and to record additional amortization of leasehold improvement expense in selling, general and administrative expenses in the consolidated statements of income.

The Company had historically recorded contingent rent in the year in which the amounts were paid. Management analyzed Financial Accounting Standards, EITF 98-9, "Accounting for Contingent Rent," and determined that the Company should accrue payments which are probable for future contingent rents in the period they become probable. The correction required the Company to record additional deferred rent in current accrued expenses and to adjust retained earnings in the consolidated balance sheets, as well as restate rent expense in selling, general and administrative expenses in the consolidated statements of income.

Finally, the Company had historically recognized rent holiday periods on a straight-line basis over the original lease term commencing on the date of possession. During the evaluation it was noted, however, that there were additional leases with rent holidays that had not been accounted for on a straight-line basis. Leases not accounted for on this basis were corrected to properly recognize rent holiday periods. Management re-evaluated Financial Accounting Standards Board Technical Bulletin No. 85-3, "Accounting for Operating Leases with Scheduled Rent Increases," and determined that, consistent with the letter issued by the Office of the Chief Accountant, the lease term should include lease renewal options for which the Company would be penalized for non-renewal. The Company determined that the term penalty under paragraph 5(f) of SFAS 13 for non-renewal includes factors such as the addition of significant leasehold improvements which would be forfeited if a lease term were not renewed. The majority of the leases entered into by the Company do not include a penalty for which the renewal would be reasonably assured. The correction required the Company to record additional deferred rent in other accrued expenses and other long-term liabilities and to adjust retained earnings in the consolidated balance sheets, as well as to restate rent expense in selling, general and administrative expenses in the consolidated statements of income.

The cumulative effect of these corrections is a reduction to retained earnings of $4.3 million (net of taxes of $2.6 million) as of the beginning of fiscal 2002 and reductions to retained earnings of $7.0 million (net of taxes of $4.3 million) and $5.5 million (net of taxes of $3.3 million) as of January 2003 and 2002, respectively. These adjustments did not have any impact on the overall cash flows of the Company.

The following is a summary of the line items impacted by the restatement for the 2003 Consolidated Balance Sheet and the 2003 and 2002 Consolidated Statements of Income and Shareholders' Equity (in thousands, except per share data):

	January 31, 2004		
	As previously reported	Adjustments	Restated
Property and equipment, net	$ 135,433	$ (4,957)	$ 130,476
Total assets	413,750	(4,957)	408,793
Accrued expenses and other	19,113	1,309	20,422
Current deferred income taxes	11,487	(799)	10,688
Noncurrent deferred income taxes	6,335	(1,938)	4,397
Other noncurrent liabilities	2,441	734	3,175
Retained earnings	164,183	(4,263)	159,920
Total shareholders' equity	290,613	(4,263)	286,350
Total liabilities and shareholders' equity	413,750	(4,957)	408,793

	February 1, 2003		
	As previously reported	Adjustments	Restated
Total shareholders' equity	$ 250,770	$ (3,337)	$ 247,433

(in thousands, except share and per share amounts)

	February 2, 2002		
	As previously reported	Adjustments	Restated
Total shareholders' equity	$ 218,907	$ (2,612)	$ 216,295

	January 31, 2004		
	As previously reported	Adjustments	Restated
Selling, general and administrative expenses	$ 291,693	$ 483	$ 292,176
Depreciation and amortization	25,671	1,038	26,709
Income from operations	50,621	(1,521)	49,100
Income tax expense	16,502	(595)	15,907
Net income	33,721	(926)	32,795
Net income per share - basic	0.87	(0.02)	0.85
Net income per share - diluted	0.85	(0.02)	0.83

	February 1, 2003		
	As previously reported	Adjustments	Restated
Selling, general and administrative expenses	$ 241,268	$ 325	$ 241,593
Depreciation and amortization	21,032	865	21,897
Income from operations	42,677	(1,190)	41,487
Income tax expense	14,258	(465)	13,793
Net income	28,216	(725)	27,491
Net income per share - basic	0.74	(0.02)	0.72
Net income per share - diluted	0.72	(0.02)	0.70

NOTE 3 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

	2004	2003
		(as restated, see Note 2)
Property and equipment, at cost:		
Buildings and building improvements	$ 104,779	$93,572
Furniture, fixtures and equipment	195,997	171,523
	300,776	265,095
Less accumulated depreciation and amortization	(166,321)	(143,642)
	134,455	121,453
Construction in progress	571	4,781
Land	4,276	4,242
Total property and equipment, at depreciated cost	$ 139,302	$ 130,476

Depreciation expense totaled $25,791, $24,418, and $19,259, for 2004, 2003 (as restated), and 2002 (as restated), respectively. In the fourth quarter of 2004, the Company changed the estimated lives of certain store fixtures from five to ten years. Based on the Company's historical experience, ten years is a closer approximation of the actual lives of these assets. The change in estimate is applied prospectively. Depreciation expense for the fourth quarter of 2004 were favorably impacted by approximately $1.3 million ($.02 per diluted share) as a result of this change. The Company expects this change in estimate to have a positive effect on earnings across all four quarters of 2005.

(in thousands, except share and per share amounts)

		2004		2003
Other non trade receivables:				
Landlord receivables	$	1,008	$	-
Vendor receivables		5,309		3,252
Income tax receivable		4,911		-
Other		593		609
Total non trade receivables	$	11,821	$	3,861

		2004		2003 (as restated, see Note 2)
Accrued expenses and other:				
Payroll and benefits	$	5,821	$	5,729
Sales and use taxes		3,682		3,439
Insurance		7,887		5,145
Other		9,318		6,109
Total accrued expenses and other	$	26,708	$	20,422

NOTE 4 - INDEBTEDNESS

On July 31, 2004, the Company and Union Planters Bank, N.A. ("Union Planters") entered into a new Revolving Loan and Credit Agreement (the "Agreement") to replace the April 3, 2000 Revolving Loan and Credit Agreement, as amended. The Agreement provides the Company with an unsecured revolving line of credit commitment of up to $40 million and bears interest at 1.5% below the prime rate or a LIBOR-based rate. Under the most restrictive covenants of the Agreement, the Company is required to maintain specified shareholders' equity (which was $260,338 at January 29, 2005) and net income levels. The Company is required to pay a commitment fee to the bank at a rate per annum equal to 0.15% on the unutilized portion of the revolving line commitment over the term of the Agreement. The term of the Agreement extends to July 31, 2006. There were $23.1 million and $5.5 million of borrowings outstanding under the Agreement at January 29, 2005 and January 31, 2004, respectively.

On June 28, 2004 the company and Union Planters providing the credit facility entered into a Fourth Modification Agreement of the Revolving Loan and Credit Agreement to provide a temporary increase in commitment of $10 million and increasing the available credit line to $50 million. The term of the agreement was from June 28, 2004 until December 28, 2004. All terms, conditions and covenants remained in place for the Note and credit facility

On October 19, 2004 the company and Union Planters providing the credit facility entered into a Fifth Modification Agreement of the Revolving Loan and Credit Agreement to provide a temporary increase of commitment of $10 million and increasing the available credit line to $60 million. The term of the agreement was from October 20, 2004 until December 15, 2004, superseding the expiration of the Fourth Modification. On December 15, 2004, the available credit line reverted to $40 million. All terms, conditions and covenants remained in place for the Note and credit facility

The Company has other miscellaneous financing obligations at January 29, 2005, totaling $101, which relate primarily to business acquisitions. The Company's indebtedness under miscellaneous financing matures as follows: 2005 - $18; 2006 - $21; 2007 - $23; 2008 - $24; and 2009 - $15.

The Company financed the construction of its Dublin, Georgia distribution center with taxable industrial development revenue bonds issued by the City of Dublin and County of Laurens Development Authority. The Company purchased 100% of the issued bonds and intends to hold them to maturity, effectively financing the construction with internal cash flow. Because a legal right of offset exists, the Company has offset the investment in the bonds ($34,587) against the related liability and neither is reflected on the consolidated balance sheet.

(in thousands, except share and per share amounts)

NOTE 5 - INCOME TAXES

The provision for income taxes consists of the following:

	2004	2003 (as restated, see Note 2)	2002 (as restated, see Note 2)
Current			
Federal	$ 2,399	$ 9,960	$ 1,929
State	(1,824)	(45)	-
	575	9,915	1,929
Deferred			
Federal	11,102	6,222	12,267
State	(996)	(230)	(403)
	10,106	5,992	11,864
	$ 10,681	$ 15,907	$ 13,793

The income tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	2004	2003 (as restated, see Note 2)
Deferred income tax assets:		
Accrual for incentive compensation	$ 132	$ 187
Allowance for doubtful accounts	344	659
Insurance accruals	2,425	1,829
Prepaid expenses	-	798
Net operating loss carryforwards	3,940	2,407
Postretirement benefits other than pensions	933	999
Restructuring costs	32	45
Amortization of intangibles	2,619	2,365
Total deferred income tax assets	10,425	9,289
Less: valuation allowance	(430)	(580)
Deferred income tax assets, net of valuation allowance	9,995	8,709
Deferred income tax liabilities:		
Property, plant, and equipment	(14,795)	(9,632)
Inventory valuation	(19,907)	(14,162)
Prepaid expenses	(484)	-
Total deferred income tax liability	(35,186)	(23,794)
Net deferred income tax liability	$ (25,191)	$ (15,085)

The net operating loss carryforwards are available to reduce state income taxes in future years. These carryforwards total approximately $94.5 million for state income tax purposes and expire at various times during the period 2005 through 2024.

During 2004, the valuation allowance decreased $150, and during 2003, the valuation allowance decreased $120. Based upon expected future income, management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize the deferred tax asset after giving consideration to the valuation allowance.

(in thousands, except share and per share amounts)

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	2004	2003 (as restated, see Note 2)	2002 (as restated, see Note 2)
Income tax provision at statutory rate	35.0%	35.0%	35.0%
Tax credits, principally jobs	(6.0)	(1.9)	-
State income taxes, net of federal benefit	(1.3)	(0.1)	1.2
Permanent differences	0.2	(0.2)	(1.0)
Change in valuation allowance	(0.3)	(0.2)	(2.0)
Other	-	0.1	0.2
Effective income tax rate	27.6%	32.7%	33.4%

NOTE 6 - LONG-TERM LEASES

The Company leases certain of its store locations under noncancelable operating leases that require monthly rental payments primarily at fixed rates (although a number of the leases provide for additional rent based upon sales) expiring at various dates through 2029. Many of these leases contain renewal options and require the Company to pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. In addition, the Company leases various equipment under noncancelable operating leases and certain transportation equipment under capital leases. Total rent expense under operating leases was $41,573, $34,770, and $27,169, for 2004, 2003 (as restated), and 2002 (as restated), respectively. Total contingent rentals included in operating leases above was $1,319, $1,253,and $1,165, for 2004, 2003 (as restated), and 2002 (as restated), respectively. Amortization expense on assets under capital lease for 2004, 2003, and 2002 was $553, $627, and $693, respectively.

Future minimum rental payments under all operating and capital leases as of January 29, 2005 are as follows:

	Operating Leases	Capital Leases
2005	$ 37,514	$ 814
2006	33,532	628
2007	29,005	386
2008	21,146	129
2009	13,445	-
Thereafter	31,036	-
Total minimum lease payments	$ 165,678	1,957
Imputed interest		(260)
Present value of net minimum lease payments, including $666 classified as current portion of capital lease obligations		$ 1,697

The gross amount of property and equipment under capital leases at January 29, 2005 and January 31, 2004, was $4,967. Accumulated depreciation on property and equipment under capital leases at January 29, 2005 and January 31, 2004, was $3,722 and $3,169, respectively.

NOTE 7 - SHAREHOLDERS' EQUITY

In 1998, the Company adopted a Shareholders Rights Plan which granted a dividend of one preferred share purchase right (a "Right") for each common share outstanding at that date. Each Right represents the right to purchase one-hundredth of a preferred share of stock at a preset price to be exercised when any one individual, firm, corporation or other entity acquires 15% or more of the Company's common stock. The Rights will become dilutive at the time of exercise and will expire, if unexercised, in October 2008.

On March 6, 2002, the Company filed a Registration Statement on Form S-3 registering 750,000 shares of Class A common stock. The common stock may be used from time to time as consideration in the acquisition of assets,

(in thousands, except share and per share amounts)

goods, or services for use or sale in the conduct of our business. On March 22, 2002, the Company raised proceeds of $3.5 million from the offering of 148,134 shares. On June 6, 2003, the Company raised proceeds of $5.5 million from the offering of 225,000 shares. On September 3, 2003, the Company sold 75,000 shares of common stock for $2.6 million with the intention of purchasing an airplane. Later, the Company decided not to purchase the airplane, whereupon the Company purchased and retired $2.6 million of common stock of the CEO. A Limited Liability Company (LLC) of which the CEO is the sole member purchased the airplane for $4.7 million. The Company entered into a dry lease agreement with the LLC for its usage at the annualized rate of 2.5%. On December 30, 2003, the Company purchased the LLC for $4.7 million. As of January 29, 2005, the Company has 301,866 shares of Class A common stock available to be issued from the March 6, 2002 Registration Statement.

On June 5, 2003, the Company announced a three-for-two stock split of its common stock, Class A voting, no par value. The new shares, one additional share for each two shares held by stockholders, were distributed on July 1, 2003 to stockholders of record on June 26, 2003. All share and per share amounts included in the accompanying financial statements have been adjusted to reflect this stock split.

NOTE 8 - EMPLOYEE BENEFIT PLANS

Incentive stock option plan. The Company has a long-term incentive plan under which an aggregate of 2,535,902 shares (3,013,652 shares as of January 31, 2004) as of January 29, 2005 are available to be granted. These options expire five years to seven and one-half years from the date of grant. Options outstanding at January 29, 2005 expire in 2005 through 2011.

Under the plan, stock option grants are made to key employees including executive officers, as well as other employees, as prescribed by the Compensation Committee (the "Committee") of the Board of Directors. The number of options granted is directly linked to the employee's job classification. Options, which include non-qualified stock options and incentive stock options, are rights to purchase a specified number of shares of Fred's common stock at a price fixed by the Committee. The exercise price for stock options issued under the plan that qualify as incentive stock options within the meaning of Section 422(b) of the Code shall not be less than 100% of the fair value as of the date of grant. The option exercise price may be satisfied in cash or by exchanging shares of Fred's common stock owned by the optionee for at least six months, or a combination of cash and shares. Options have a maximum term of five to seven and one-half years from the date of grant. Options granted under the plan generally become exercisable ten percent during each of the first four years on the anniversary date and sixty percent on the fifth anniversary date. The plan also contains a provision that if the Company meets or exceeds a specified operating income margin during the most recently completed fiscal year that the annual vesting percentage will accelerate from ten to twenty percent during that vesting period. The plan also provides for annual stock grants at the fair value of the stock on the grant date to non-employee directors according to a non-discretionary formula. The number of shares granted is dependent upon current director compensation levels.

(in thousands, except share and per share amounts)

A summary of activity in the plan follows:

	2004		2003		2002	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,471,269	$ 12.61	1,207,799	$ 7.71	1,386,053	$ 5.77
Granted	307,315	17.41	669,401	17.69	262,473	13.96
Forfeited/ canceled	(80,327)	6.86	(40,753)	7.81	(124,715)	5.29
Exercised	(410,495)	5.60	(365,178)	6.27	(316,012)	5.33
Outstanding at end of year	1,287,762	16.35	1,471,269	12.61	1,207,799	7.71
Exercisable at end of year	461,916	13.08	740,568	7.65	658,589	6.83

The weighted average remaining contractual life of all outstanding options was 4.4 years at January 29, 2005.

The following table summarizes information about stock options outstanding at January 29, 2005.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at January 29, 2005	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable at January 29, 2005	Weighted Average Exercise Price
$4.09 to $7.95	108,842	0.9	$ 5.33	108,842	$ 5.33
$8.00 to $17.67	857,152	4.9	$ 15.66	262,958	$13.60
$18.27 to $30.16	321,768	4.2	$ 21.91	90,116	$20.94
	1,287,762			461,916	

Pro forma information regarding net income and earnings per share, as disclosed in Note 1, has been determined as if the Company had accounted for its employee stock-based compensation plans under the fair value method of SFAS No. 123. The weighted average fair value of options granted during 2004, 2003, and 2002 was $5.61, $6.68, and $6.69, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002
Average expected life (years)	5.7	5.0	3.0
Average expected volatility	41.1%	35.7%	46.1%
Risk-free interest rates	1.3%	1.1%	2.1%
Dividend yield	0.3%	0.3%	0.5%

The Black-Scholes option model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Restricted Stock. During 2004, 2003, and 2002, the Company issued a net of 175,969, 1,406, and 1,125 restricted shares, respectively. Compensation expense related to the shares issued is recognized over the period for which restrictions apply.

(in thousands, except share and per share amounts)

Employee stock ownership plan. The Company has a non-contributory employee stock ownership plan for the benefit of qualifying employees who have completed one year of service and attained the age of 18. Benefits are fully vested upon completion of seven years of service. The Company has not made any contributions to the plan since 1996 and the plan owns 376,812 shares of Company stock. All shares are included in shares outstanding for computation of net income per share.

Salary reduction profit sharing plan. The Company has a defined contribution profit sharing plan for the benefit of qualifying employees who have completed one year of service and attained the age of 21. Participants may elect to make contributions to the plan up to a maximum of 15% of their compensation. Company contributions are made at the discretion of the Company's Board of Directors. Participants are 100% vested in their contributions and earnings thereon. Contributions by the Company and earnings thereon are fully vested upon completion of six years of service. The Company's contributions for 2004, 2003, and 2002 were $175, $207, and $176, respectively.

Postretirement benefits. The Company provides certain health care benefits to its full-time employees that retire between the ages of 58 (effective January 1, 2004 this was changed to 62) and 65 with certain specified levels of credited service. Health care coverage options for retirees under the plan are the same as those available to active employees. The Company's change in benefit obligation based upon an actuarial valuation is as follows:

	January 29, 2004	January 31, 2003
Benefit obligation at beginning of year	$ 759	$ 2,501
Service cost	28	36
Interest cost	34	45
Plan amendments	(195)	-
Actuarial gain	(11)	(1,782)
Benefits paid	(32)	(41)
Benefit obligation at end of year	$ 583	$ 759

A reconciliation of the Plan's funded status to accrued benefit cost follows:

	January 29, 2004	January 31, 2003
Funded status	$ (583)	$ (759)
Unrecognized net actuarial gain	(1,586)	(1,678)
Unrecognized prior service cost	(185)	(4)
Accrued benefit costs	$ (2,354)	$ (2,441)

The medical care cost trend used in determining this obligation is 10.0% effective December 1, 2003, decreasing annually before leveling at 5.0% in 2014. To illustrate the trend rate used, increasing the health care cost trend by 1% would increase the effect on the total of service cost and interest cost by $7 and the accumulated postretirement benefit obligation by $53. Decreasing the health care cost trend by 1% would decrease the effect on the total of service cost and interest cost by $6 and the accumulated postretirement benefit obligation ("APBO") by $48. The discount rate used in calculating the obligation was 5.75% in 2004 and 6.25% in 2003. The net periodic benefit cost decreased in 2004 due to changes in actuarial assumptions regarding turnover, participation in the plan, the medical inflation rate and the rate of contribution by participants. The reduction in APBO related to benefits attributed to past service was $115 and the effect on the measurement of the net periodic postretirement benefit cost was $13 as of January 29, 2005.

(in thousands, except share and per share amounts)

The annual net postretirement cost is as follows:

	For the Years Ended		
	January 29, 2005	January 31, 2004	February 1, 2003
Service cost	$ 28	$ 36	$ 213
Interest cost	34	45	152
Amortization of prior service cost	(14)	(1)	-
Amortization of unrecognized prior service cost	(103)	(107)	1
Net periodic postretirement benefit cost	$ (55)	$ (27)	$ 366

The Company's policy is to fund claims as incurred.

Information about the expected cash flows for the postretirement medical plan follows:

Expected Benefit Payments (net of retiree contributions)	Postretirement Medical Plan
2005	$ 46
2006	37
2007	41
2008	47
2009	49
2010 - 2014	305

NOTE 9 - NET INCOME PER SHARE

Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities to issue common stock were exercised into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Restricted stock is considered contingently issuable and is excluded from the computation of basic earnings per share.

A reconciliation of basic earnings per share to diluted earnings per share follows:

	For the Years Ended								
	January 29, 2005			January 31, 2004 (as restated, see Note 2)			February 1, 2003 (as restated, see Note 2)		
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic EPS	$ 27,952	39,252	$0.71	$ 32,795	38,754	$0.85	$27,491	38,255	$0.72
Effect of Dilutive Securities		280			898			996	
Diluted EPS	$ 27,952	39,532	$0.71	$ 32,795	39,652	$0.83	$27,491	39,251	$0.70

Options to purchase shares of common stock that were outstanding at the end of the respective fiscal year were not included in the computation of diluted earnings per share when the options' exercise prices were greater than the average market price of the common shares. There were no such options outstanding at the end of fiscal 2003 and there were 94,028 and 84,938 such options outstanding at January 29, 2005 and February 1, 2003, respectively.

(in thousands, except share and per share amounts)

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Commitments. The Company had commitments approximating $12.6 million at January 29, 2005 and $11.1 million at January 31, 2004 on issued letters of credit, which support purchase orders for merchandise. Additionally, the Company had outstanding letters of credit aggregating approximately $10.8 million at January 29, 2005 and $8.5 million at January 31, 2004 utilized as collateral for its risk management programs.

Litigation. The Company is a party to several pending legal proceedings and claims arising in the normal course of business. Although the outcome of the proceedings and claims cannot be determined with certainty, management of the Company is of the opinion that it is unlikely that these proceedings and claims will have a material adverse effect on the financial statements as a whole. However, litigation involves an element of uncertainty. Future developments could cause these actions or claims to have a material adverse effect on the results of the financial statements as a whole.

NOTE 11 – SALES MIX

The Company manages its business on the basis of one reportable segment. See Note 1 for a brief description of the Company's business. As of January 29, 2005, all of the Company's operations were located within the United States.

The Company's sales mix by major category during the last 3 years was as follows:

	For the Years Ended		
	January 29, 2005	January 31, 2004	February 1, 2003
Pharmaceuticals	32.6%	32.4%	33.2%
Household Goods	23.7%	23.6%	23.0%
Apparel and Linens	14.1%	14.2%	13.6%
Food and Tobacco Products	10.7%	10.2%	9.6%
Health and Beauty Aids	8.6%	8.8%	9.0%
Paper and Cleaning Supplies	8.0%	8.1%	8.4%
Sales to Franchised Fred's Stores	2.3%	2.7%	3.2%
Total Sales Mix	100.0%	100.0%	100.0%

(in thousands, except share and per share amounts)

NOTE 12 – QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended January 29, 2005				
Net sales	$ 341,486	$ 340,850	$ 349,139	$ 410,306
Gross profit	96,794	93,970	101,249	113,294
Net income, as reported	7,424	3,094	7,521	10,412
Net income, as adjusted (see note 2)	7,202	2,922	7,416	10,412
Net income per share, as reported				
Basic	0.19	0.08	0.19	0.27
Diluted	0.19	0.08	0.19	0.27
Net income per share, as adjusted				
Basic	0.18	0.07	0.19	0.27
Diluted	0.18	0.07	0.19	0.27
Cash dividends paid per share	0.02	0.02	0.02	0.02
Year Ended January 31, 2004				
Net sales	$ 310,689	$ 302,270	$ 311,668	$ 378,023
Gross profit	87,948	84,944	91,191	103,902
Net income, as reported	7,857	4,385	9,028	12,451
Net income, as adjusted (see note 2)	7,648	4,179	8,797	12,171
Net income per share, as reported				
Basic	0.21	0.11	0.23	0.32
Diluted	0.20	0.11	0.23	0.31
Net income per share, as adjusted				
Basic	0.20	0.11	0.23	0.31
Diluted	0.19	0.11	0.22	0.31
Cash dividends paid per share	0.02	0.02	0.02	0.02

Board of Directors and Stockholders
Fred's, Inc.
Memphis, Tennessee

We have audited the accompanying consolidated balance sheet of Fred's, Inc. as of January 29, 2005 and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fred's, Inc. at January 29, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Fred's, Inc.'s internal control over financial reporting as of January 29, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 15, 2005 expressed an adverse opinion thereon.

BDO Seidman, LLP

Memphis, Tennessee
April 15, 2005

To the Board of Directors and Shareholders
of Fred's, Inc.

We have audited the accompanying consolidated balance sheet of Fred's, Inc. and subsidiaries as of January 31, 2004 and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended January 31, 2004 and February 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fred's, Inc. and subsidiaries at January 31, 2004 and the consolidated results of their operations and their cash flows for the years ended January 31, 2004 and February 1, 2003 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the accompanying consolidated financial statements, the Company has restated its 2002 and 2003 financial statements.

Ernst & Young LLP

Memphis, Tennessee
April 5, 2004,
except for Note 2 as to which the date is April 28, 2005

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Fred's, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Fred's, Inc. internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the fair and reliable preparation and presentation of the consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The management of Fred's, Inc. assessed the effectiveness of the company's internal control over financial reporting as of January 29, 2005. In making its assessment, the Company used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. This assessment identified two matters considered to be material weaknesses in the Company's internal control over financial reporting. A material weakness is a significant deficiency, or aggregation of deficiencies, that results in more than a remote likelihood that a misstatement having more than an inconsequential effect on the financial statements could occur. The material weaknesses identified were as follows:

- A lack of internal controls related to the accounting for leases and leasehold improvements, more specifically, controls related to straight-line rent and depreciable lives of leasehold improvements. While the Company's accounting in these areas was consistent with prior industry practice, correspondence from the SEC to the AICPA in February 2005 led management to believe that a detailed review of lease accounting was necessary. Upon completion of the detailed review, management concluded that its prior lease accounting was not in accordance with Generally Accepted Accounting Principles, as defined in the SEC correspondence mentioned above, that a material weakness in internal control existed and that a restatement of its previously issued consolidated financial statements was necessary. See Note 2 to the consolidated financial statements for the effects of these changes to the Company's consolidated balance sheet as of February 2, 2002 as well as on the Company's consolidated statements of income and cash flows for fiscal years ended February 1, 2003 and January 31, 2004.
- A failure of internal controls related to the year-end close process. Certain controls related to reconciliation, review and analysis of information contained in the consolidated financial statements failed. These control failures caused management to conclude that the year-end close process was not sufficient, and therefore resulted in a material weakness in the Company's system of internal control.

Management intends to respond to these material weaknesses by strengthening pertinent controls and making staffing changes, as follows:

- Implement procedures to ensure that lease terms and leasehold improvements are accounted for in accordance with Generally Accepted Accounting Principles.
- Add additional staff with responsibility for completing the close process.
- Strengthen procedures surrounding the close process, including, but not limited to reconciliation of all major accounts.
- Improve cut-off procedures to ensure that transactions are recorded in the proper period.

These changes will act to remediate the material weaknesses discussed above, and will be conducted throughout the first and second quarters of fiscal 2005. However, we do not believe that all changes will be in effect at the end of the first quarter of 2005, and therefore, will likely report that material weaknesses in internal control continue to exist in our Quarterly Report on Form 10-Q for the first quarter of fiscal 2005.

Our assessment of the effectiveness of internal control over financial reporting as of January 29, 2005 has been audited by BDO Seidman, LLP, the independent registered public accounting firm who also audited our consolidated financial statements. BDO Seidman's attestation report on management's assessment of internal control over financial reporting is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Stockholders
Fred's Inc.
Memphis, Tennessee

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting that Fred's, Inc. and subsidiaries (the "Company") did not maintain effective internal control over financial reporting as of January 29, 2005, because of the effect of the two material weaknesses identified in management's assessment, based on criteria identified in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material aspects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment as of January 29, 2005:

1. Deficiencies related to the selection, monitoring and review of assumptions and factors related to accounting for operating leases and leasehold improvements, more specifically, controls related to straight-line rent, provisions for probable contingent rent liabilities and selection of depreciable lives for leasehold improvements. This weakness resulted in the restatement of previously issued consolidated financial statements.

2. Deficiencies related to the financial statement close process, included insufficient controls to ensure that transactions and account analysis and reconciliations performed in connection with the financial statement close process have been adequately performed and reviewed. This weakness in controls related to reconciliation, review and analysis of information contained in the consolidated financial statements could result in an error not being detected.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the financial statements for the year ended January 29, 2005, and this report does not affect our report dated April 15, 2005 on those financial statements.

In our opinion, management's assessment that the Company did not maintain effective internal control over accounting for leases and leasehold improvements and financial reporting as of January 29, 2005, is fairly stated, in all material respects, based on the COSO control criteria. Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of January 29, 2005, based on the COSO control criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended January 29, 2005, and our report dated April 15, 2005 expressed an unqualified opinion on those financial statements.

BDO Seidman, LLP

Memphis, Tennessee
April 15, 2005

Board of Directors

Michael J. Hayes
Chairman and Chief Executive Officer
Fred's, Inc.

John R. Eisenman
Real Estate Investments
REMAX Island Realty, Inc.
Former President of Sally's, Inc.
(a restaurant chain)
Former commercial real
estate developer

Roger T. Knox
President Emeritus
Memphis Zoological Society
Former Chairman of the Board and
Chief Executive Officer
Goldsmith's Department Stores
(retailing)

B. Mary McNabb *
Chief Executive Officer
Garden Ridge
(retailing)

John D. Reier
President
Fred's Inc.

Thomas J. Tashjian
Private Investor

Gerald E. Thompson R.Ph. *
Retired
Former Senior Vice President
Of Pharmacy Services
Eckerd Corporation

* Appointed to Board Effective
April 15, 2005

Executive Officers

Michael J. Hayes
Chief Executive Officer

John D. Reier
President

Jerry A. Shore
Executive Vice President and Chief
Financial Officer

John A. Casey
Executive Vice President –
Pharmacy Acquisitions

Dennis K. Curtis
Executive Vice President –
Store Operations

James R. Fennema
Executive Vice President
and General Merchandise Manager

Rick A. Chambers
Senior Vice President –
Pharmacy Operations

Charles S. Vail
Corporate Secretary, Vice President –
Legal Services and General Counsel

Corporate Offices
Fred's, Inc.
4300 New Getwell Road
Memphis, Tennessee 38118
(901) 365-8880

Web Address
www.fredsinc.com

Transfer Agent
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449

Independent Registered Public Accounting Firm
BDO Seidman, LLP
Memphis, Tennessee

General Counsel
Baker, Donelson, Bearman,
Caldwell & Berkowitz, P.C.
Memphis, Tennessee

Annual Report on Form 10-K
Shareholders of record may obtain a copy of the Company's Annual Report on Form 10-K for the year ended January 29, 2005, as filed with the Securities and Exchange Commission, without charge upon written request to Jerry A. Shore, Executive Vice President and Chief Financial Officer.

Annual Meeting of Shareholders
The 2005 annual meeting of shareholders will be held at 6:00 p.m. Eastern Daylight Time on Wednesday, June 15, 2005, at the Holiday Inn Express, 2192 S. Highway 441, Dublin, Georgia. Shareholders of record as of April 29, 2005, are invited to attend this meeting.

Stock Market Information
The Company's common stock trades on the NASDAQ National Market under the symbol FRED (CUSIP No. 356108-10-0). At April 29, 2005, the Company had an estimated 21,000 shareholders, including beneficial owners holding shares in nominee or street name.

The table below sets forth the high and low stock prices, together with cash dividends paid per share, for each fiscal quarter in the past two fiscal years.

	High	Low	Dividends Per Share
2004			
Fourth	$19.86	$15.27	$ 0.02
Third	$18.82	$13.89	$ 0.02
Second	$23.50	$17.28	$ 0.02
First	$28.65	$18.37	$ 0.02
2003			
Fourth	$37.99	$27.49	$ 0.02
Third	$37.80	$28.43	$ 0.02
Second	$30.16	$20.60	$ 0.02
First	$22.19	$15.04	$ 0.02

SIC 5331


FRED'S

4300 New Getwell Road
Memphis, Tennessee 38118